Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Justin M. Dolling[5]	The Landmark
David Patrick Eich[1,4,5]	15 Queen’s Road Central
Douglas S. Murning[5]	Hong Kong
Nicholas A. Norris[5]		David T. Zhang
John A. Otoshi[3]	Telephone: +852 3761 3300 Facsimile: +852 3761 3301	To Call Writer Directly:
Jamii Quoc[7]		+852 3761 3318
Jesse D. Sheley[1]		david.zhang@kirkland.com
Steven Tran[5,6]	www.kirkland.com
Dominic W.L. Tsun[3,5]
Li Chien Wong
Ashley Young[5]
David Yun[5,6]

Registered Foreign Lawyers
Pierre-Luc Arsenault[3]
Christopher Braunack[5]
Albert S. Cho[3]
Liu Gan[2]
Benjamin Su3
Shichun Tang[3]	March 8, 2013
David Zhang[3]
Fan Zhang[1]

VIA EDGAR

Nicholas Panos

Reid S. Hooper

Celeste M. Murphy

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Focus Media Holding Limited
Amendment No. 1 to Schedule 13E-3
Filed February 22, 2013
File No. 005-81465

Dear Mr. Panos, Mr. Hooper and Ms. Murphy:

On behalf of Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of March 4, 2013 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-81465 (the “Schedule 13E-3”) filed on February 22, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Amendment No. 1 to Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

1.      Admitted in the State of Illinois (U.S.A.)
2.      Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.      Admitted in the State of New York (U.S.A.)
4.      Admitted in the State of Wisconsin (U.S.A.)
5.      Admitted in England and Wales
6.      Admitted in New South Wales (Australia)
7. Admitted in Victoria (Australia)

Chicago            London            Los Angeles             Munich            New York            Palo Alto             San Francisco            Shanghai            Washington, D.C.

March 8, 2013

We represent the independent committee of the board of directors of the Company (the “Independent Committee”). To the extent any response relates to information concerning Giovanna Group Holdings Limited, Giovanna Intermediate Limited, Giovanna Parent Limited, Giovanna Acquisition Limited, Giovanna Investment Holdings Limited, Carlyle Asia Partners III, L.P., Power Star Holdings Limited, CITIC Capital China Partners II, L.P., CITIC Capital (Tianjin) Equity Investment Limited Partnership, CITIC Capital MB Investment Limited, Fosun International Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Gio2 Holdings Ltd, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., State Success Limited, China Everbright Structured Investment Holdings Limited, China Everbright Finance Limited or J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”), such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Schedule 13E-3

Exhibit 99(A)(1)

Cover Letter

1.	We note your response to comment 5 in our letter dated February 14, 2013; specifically, your belief that the material information included in the Company Disclosure Schedule and the Parent Disclosure Schedule has been disclosed in “reasonable detail” in the Schedule 13E-3 Amendment and Revised Proxy Statement filed as Exhibit 99(A)(1). Please revise your disclosure to provide a list briefly identifying the contents of the omitted schedules. In addition, please furnish, on a supplemental basis, a copy of the Company Disclosure Schedule and Parent Disclosure Schedule to the staff.

In response to the Staff’s comment, the Company has revised the disclosure on page A-71 of the Revised Proxy Statement to provide a list briefly identifying the contents of the omitted schedules. Additionally, the Company advises the Staff that Kirkland & Ellis, as counsel to the Independent Committee, has caused to be submitted on a supplemental basis to the Staff, under separate cover, copies of the requested Company Disclosure Schedule and Parent Disclosure Schedule. This submission has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, the Independent Committee has requested that those materials be returned promptly to Kirkland & Ellis following completion of the Staff’s review thereof.

March 8, 2013

Special Factors, page 24

Background of the Merger, page 24

2.	Explain your statement on page 27 that the independent committee’s further determination was “that these potentially adverse factors were more relevant for the Consortium than for the Company’s unaffiliated security holders to consider.” Disclose the factors considered and the basis for this conclusion.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Proxy Statement.

3.	We also note your disclosure on page 27 stating that “[a]fter thorough discussion with Kirkland & Ellis and Simpson Thacher, the independent committee in executive session determined that the issues arising from the SEC Inquiry are either neutral or potentially adverse to, and likely would not have a positive impact on, the Company’s business, financial condition, results of operations and/or prospects.” Please disclose the factors considered in this determination.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Proxy Statement.

4.	Please revise your disclosure to provide details related to the “update” Simpson Thacher provided to the independent committee on October 10, 2012 with respect to Simpson Thacher’s communications with the SEC in connection with the SEC Inquiry.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Proxy Statement.

March 8, 2013

5.	We note the disclosure on page 29 regarding the likely impact of the SEC Inquiry on the proposed transaction and “its timing ...” Clarify this disclosure by indicating whether the reference to “its timing” was intended to refer to the timing of the proposed transaction or the SEC Inquiry. Explain why the independent committee determined, notwithstanding the SEC Inquiry, that it was still in the best interest of the company and its shareholders to continue evaluating the proposed transaction. This disclosure should include a discussion related to the independent committee’s assessment of the likely impact, if any, of the SEC Inquiry on the proposed transaction, including the Consortium’s offer price.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Proxy Statement.

6.	Revise your disclosure to briefly describe the business-related due diligence matters that were discussed on October 16, 2012 between the Chairman, a representative of Focus Media and representatives of the financing banks. Please identify the representative of Focus Media that was present at this meeting.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Proxy Statement.

7.	Please identify the material issues that were revised in the draft merger agreement Kirkland & Ellis sent to Fried Frank on October 23, 2012.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Proxy Statement.

8.	Please discuss the “open issues” in the merger agreement that Kirkland & Ellis, Fried Frank and Sullivan & Cromwell discussed on October 29, 2012. Further, discuss the material provisions of the merger agreement that were revised in the draft merger agreement sent by Fried Frank to Kirkland & Ellis on November 9, 2012.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Proxy Statement.

9.	Discuss the independent committee’s reasoning behind its determination made on December 13, 2012 that the likelihood of the Consortium raising its offer price back up to the previously conditioned proposal of $5.63 per share (or $28.15 per ADS) was low. Please include the nature and substance of contact between the independent committee and the Consortium and its representatives between November 25, 2012 when the Consortium made such initial indication and December 13, 2012, when the adjustment was made.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 33 of the Revised Proxy Statement. The Company respectfully advises the Staff that, as revised, the Company believes that it has adequately disclosed all material contacts between the Independent Committee and the Consortium and its representatives between November 25, 2012 and December 13, 2012.

March 8, 2013

Reasons for the Merger and the Recommendation of the Independent Committee and our Board of Directors, page 32

10.	We note your response to comment 17 in our letter dated February 14, 2013. Please briefly discuss the Chairman’s interests in the transactions contemplated under the merger agreement, or provide a cross-reference to the appropriate disclosure, in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Revised Proxy Statement.

Primary Benefits and Detriments of the Merger, page 47

11.	We note the response to comment 27 in our letter dated February 14, 2013. Please supplement the existing disclosures by expressly indicating that the Buyer Group will become the direct beneficiaries of the cited costs savings. In addition, please quantify these cost savings by providing an aggregate total based on 2012 expense data and affirmatively indicate that these savings will be realized on an annual, recurring basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Giovanna Group Holdings Limited, Giovanna Intermediate Limited, Giovanna Parent Limited, Giovanna Acquisition Limited, Giovanna Investment Holdings Limited, Carlyle Asia Partners III, L.P., Power Star Holdings Limited, CITIC Capital China Partners II, L.P., CITIC Capital (Tianjin) Equity Investment Limited Partnership, CITIC Capital MB Investment Limited, Fosun International Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Gio2 Holdings Ltd, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., State Success Limited, China Everbright Structured Investment Holdings Limited, and China Everbright Finance Limited.

March 8, 2013

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344 or Stephanie Tang at (852) 3761-3356.

Sincerely,

/s/ David T. Zhang

David T. Zhang

of Kirkland & Ellis

cc:

Kit Leong Low - Focus Media Holding Limited

Chris K.H. Lin/Kathryn King Sudol - Simpson Thacher & Bartlett

Douglas C. Freeman/Victor Chen - Fried, Frank, Harris, Shriver & Jacobson

Michael George DeSombre/William Y. Chua - Sullivan & Cromwell

Peter X. Huang - Skadden, Arps, Slate, Meagher & Flom LLP

Hillel T. Cohn - Morrison & Foerster LLP

March 8, 2013

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 4, 2013 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-81465 (the “Schedule 13E-3”), filed on February 22, 2013 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Focus Media Holding Limited

By:	/s/ Daqing Qi
Name: Daqing Qi
Title: FMCN Special Committee Chairman

Giovanna Group Holdings Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Intermediate Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Parent Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

March 8, 2013

Giovanna Acquisition Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Jason Nanchun Jiang

By:	/s/ Jason Nanchun Jiang

JJ Media Investment Holding Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Target Sales International Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Top Notch Investments Holdings Ltd

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Target Management Group Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Giovanna Investment Holdings Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

March 8, 2013

Carlyle Asia Partners III, L.P.

By CAP III General Partner, L.P., its general partner
By CAP III Ltd., its general partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

Gio2 Holdings Ltd

By:	/s/ Neil Gray
Name: Neil Gray
Title: Director

FountainVest China Growth Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

March 8, 2013

FountainVest China Growth Capital-A Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital-A Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

Power Star Holdings Limited

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

March 8, 2013

CITIC Capital China Partners II, L.P.

By CCP II GP Ltd., its general partner

By:	/s/ Zhen Ji
	Name:	Zhen Ji
	Title:	Authorized Signatory

CITIC Capital (Tianjin) Equity Investment Limited Partnership

By CITIC Capital (Tianjin) Investment Management Limited Partnership, its general partner

By:	/s/ Zhen Ji
	Name:	Zhen Ji
	Title:	Authorized Signatory

CITIC Capital MB Investment Limited

By:	/s/ Zhen Ji
	Name:	Zhen Ji
	Title:	Authorized Signatory

State Success Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Director

China Everbright Finance Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Director

China Everbright Structured Investment Holdings Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Director

Fosun International Limited

By:	/s/ Qin Xuetang
	Name:	Qin Xuetang
	Title:	Director